NTELOS Holdings Corp.

401 Spring Lane

Suite 300

P.O. Box 1990

Waynesboro, Virginia 22980

December 15, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director, Division of Corporation Finance

Re:	NTELOS Holdings Corp.
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
File No. 0-51798

Dear Mr. Spirgel:

As Executive Vice President and Chief Financial Officer of NTELOS Holdings Corp., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response regarding the comment letter dated June 21, 2010 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission and subsequent conversations with Kathryn Jacobson regarding our written response dated August 10, 2010. When used in this letter, the “Company,” “we,” “us” and “our” refer to NTELOS Holdings Corp.

As we previously noted, we respectfully believe that our original valuation techniques used for our impairment testing of indefinite lived intangible assets performed at October 1, 2009 were appropriate and continue to support the methods used and conclusions derived from our testing results. For example, we believe that the market approach may be the best valuation methodology for testing wireless spectrum when data from government auctions or private transactions is available, reasonably current and relevant to the particular spectrum and band being evaluated. We do acknowledge that the Greenfield method of valuation for franchise rights and radio spectrum licenses is widely accepted and often preferable and plan to use this method when conducting our annual impairment testing of our franchise rights and radio spectrum licenses in 2010. In future periods, we will carefully consider all factors in selecting future valuation methodology and will select the method that we believe is most appropriate in each circumstance and with each asset. Additionally, we will disclose what method we use, why we believe it to be most appropriate method, the results of testing and the conclusions derived.

Please direct any further questions or comments regarding this response to the undersigned at (540) 946-3531 or to Ken Boward, Controller, at (540) 946-3515.

Sincerely,

/s/ Michael B. Moneymaker
Michael B. Moneymaker
Executive Vice President and Chief Financial Officer

cc:	Kathryn Jacobson
Dean Suehiro
Jessica Plowgian
Kathleen Krebs
Ken Boward
David Carter